Exhibit 99.1

18 Lafayette Place, Woodmere, New York 11598 PH: 212 828-8436 FAX: 646 536-3179

www.VStocktransfer.com

CONFIDENTIAL

May 10, 2021

To: All Canadian Securities Regulatory Authorities

RE:        Electrameccanica Vehicles Corp.

Dear Sir or Madam:

This letter is to advise the following, regarding the upcoming meeting of security holders of Electrameccanica Vehicles Corp.:

Meeting Type:	Annual General Meeting
Meeting date:	July 13, 2021
Record date for Notice of Meeting:	June 4, 2021
Record date for Voting (if applicable):	June 4, 2021
Beneficial Ownership Determination Date:	June 4, 2021
Voting Cut-off date:	July 11, 2021
Meeting location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Class/Series	CUSIP	ISIN
Common	284849205	CA2848492054

Best Regards,

“Leah Santos”

Leah Santos

Proxy Coordinator

Transfer Agent for Electrameccanica Vehicles Corp.